Exhibit 21.1

List of the Registrant’s Subsidiaries

1.	Unique Logistics International (ATL) LLC, a Georgia limited liability company (“UL ATL”)

2.	Unique Logistics International (BOS) Inc, a Massachusetts corporation (“UL BOS”)

3.	Unique Logistics International (NYC), LLC, a Delaware limited liability company (“UL NYC”)

4.	Unique Logistics Holdings, Inc., a Delaware corporation (“UL HI”)